Exhibit 99.3

NOTICE OF AVAILABILITY OF PROXY MATERIALS FOR THE

2025 THOMSON REUTERS CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders,

We are using the “notice-and-access” system for delivery of this year’s proxy materials, similar to last year’s meeting. Under notice- and-access, you still receive a proxy or voting instruction form enabling you to vote at our meeting. However, instead of a paper copy of the management proxy circular and other proxy materials, you have received this notice which contains information about how to access these materials electronically on our website, www.thomsonreuters.com. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters. Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

MEETING DATE AND LOCATION WHEN: Wednesday, June 4, 2025 12:00 p.m. (Eastern Daylight Time)	WHERE: Roy Thomson Hall 60 Simcoe Street Toronto, Ontario M5J 2H5, Canada

WHO CAN VOTE

Holders of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 11, 2025.

BUSINESS OF THE MEETING

This year’s meeting will cover the following items of business:

	Item of Business	Highlights	Board Vote Recommendation

1	Financial statements

Receipt of our 2024 audited financial statements.

●   Our 2024 annual consolidated financial statements are included in our 2024 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

●   Shareholders who requested a copy of the 2024 annual report will receive it by mail or e-mail.

●   Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

N/A

2	Election of Directors

At the meeting, 14 individuals are proposed to be elected to our Board of Directors. 12 of the 14 director nominees are currently directors of our company and two individuals are new director nominees.

●   A majority of our director nominees are independent and four of our director nominees are affiliated with our principal shareholder, Woodbridge. Only one director (our CEO) is a member of management.

●   The roles and responsibilities of the Chairman and the CEO are separate.

●   Shareholders vote annually for individual directors.

Additional information may be found in the “About Our Directors” section of our management proxy circular.

FOR EACH DIRECTOR NOMINEE

3	Appointment of Auditor

We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2026 annual meeting of shareholders.

Additional information may be found in the “About Our Independent Auditor” section of our management proxy circular.

FOR

4	Advisory resolution on executive compensation

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”.

Additional information may be found in the “Advisory Resolution on Executive Compensation (Say on Pay)” section of our management proxy circular.

FOR

5	Shareholder resolution	Consider the shareholder proposal set out in Appendix B of our management proxy circular. Additional information may be found in Appendix B of our management proxy circular.	AGAINST

6	Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

SHAREHOLDERS ARE REMINDED TO VIEW OUR PROXY MATERIALS PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

You can find the management proxy circular and other proxy materials at the following websites:

www.thomsonreuters.com/AGM/    www.sedarplus.ca    www.sec.gov

REGISTERED AND NON-REGISTERED/BENEFICIAL HOLDERS

If you’d like to obtain paper copies of the proxy materials, you should first determine whether you are a registered or non-registered/beneficial holder of our common shares. Most of our shareholders are non-registered/beneficial holders.

●

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

●	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

¡	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

¡	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Non-registered/beneficial shareholders may request that paper copies of the proxy materials be sent to them by mail at no cost. Requests may be made up to one year from the date that our management proxy circular was filed on SEDAR+ by going to www.proxyvote.com and entering the Control Number located on your voting instruction form and following the instructions provided. Alternatively, at any time prior to the meeting, you may submit a request by phone by calling 1.877.907.7643 and then entering your Control Number. Requests should be received at least five business days in advance of the date and time set out in your voting instruction form as a voting deadline if you’d like to receive the proxy materials in advance of the proxy voting deadline and the meeting date.

Registered shareholders may request that paper copies of the proxy materials be sent to them by mail at no cost. At any time prior to the meeting, you may submit a request by phone by calling 1.866.962.0498 or 1.514.982.8716 (Depositary Interest holders can call +44 (0) 370.707.1804) and entering the Control Number reflected on your proxy form. Requests should be received at least five business days in advance of the date and time set out in your proxy form as a voting deadline if you’d like to receive the proxy materials in advance of the proxy voting deadline and the meeting date. Following the meeting, requests may also be made up to one year from the date that our management proxy circular was filed on SEDAR+ by contacting our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.332.219.1046.

VOTING

Non-registered/beneficial shareholders should vote using the methods reflected on your voting instruction form. Your proxy or vote must be received by the proxy deadline noted on your voting instruction form.

Registered shareholders should vote using the methods reflected on your proxy form. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions by 5:00 p.m. (Eastern Daylight Time) on June 2, 2025.

For more information on how to attend, participate or vote at the meeting, how to deposit a proxy and how to appoint and register a proxyholder, please refer to the “Voting Information and How to Attend” section of the management proxy circular.

Shareholders with questions about notice-and-access may call Computershare Trust Company of Canada at 1.866.964.0492 (toll free in Canada and the United States) or 1.514.982.8714.